Mail Stop 4561

November 6, 2007

Michael J. Rapisand
President and Chief Operating Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, TX 78728

> **Re: Xplore Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed October 10, 2007**
> **File No. 333-14661**

Dear Mr. Rapisand:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We note that your registration statement covers the purported resale of securities that are being offered by affiliates in amounts that are large in relation to your outstanding shares. In your response letter, please provide a detailed analysis concerning whether the proposed offering is by or on behalf of the registrant. In this regard, please

address the factors referred to in telephone interpretation D.29 in the July 1997
Manual of Publicly Available Telephone Interpretations.

Selling Stockholders, page 58

2.   Please expand your disclosure under this section to describe the material transactions
and relationships between the company and each of the selling shareholders during the
past three years. See Item 507 of Regulation S-K. The transactions whereby the
shares to be resold were issued and options and warrants to purchase shares to be
resold were issued should be described in materially complete terms. Please revise to
disclose the basic terms of all such issuance transactions, including the dates the
transactions took place, the material terms of the transactions, the parties who
participated in the transactions and the number of shares, options or warrants received
by them.

3.   For each selling security holder that is a legal entity, please ensure that your document
discloses the natural person or persons who exercise the sole or shared voting and/or
dispositive powers with respect to the shares to be offered by that shareholder.

4.   Please tell us whether any of the selling stockholders that are legal entities are broker-
dealers or affiliates of broker-dealers. If any selling stockholders are registered
broker-dealers who acquired their shares as investments, rather than as transaction-
based compensation for the performance of investment banking or similar services,
they should be named as underwriters. With respect to any affiliates of registered
broker-dealers, expand the prospectus to indicate whether they acquired the securities
to be resold in the ordinary course of business. Also indicate whether at the time of
the acquisition they had any agreements, understandings or arrangements with any
other persons, either directly or indirectly, to dispose of the securities.

                        *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment
and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all the facts relating to a company's disclosure, they are responsible for the accuracy and

adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (212) 603 2001</u>
        Jonathan J. Russo
        Thelen Reid Brown Raysman & Steiner LLP
        Telephone: (212) 603-7797